SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934



                                  MYRIENT, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   628558108
------------------------------------------------------------------------------
                               (CUSIP Number)

                                William J. Kettle
                          1700 East Garry Avenue, #203
                          Santa Ana, California 92005
                                 (949) 852-2640
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 10, 2001
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on following page(s))

CUSIP No. 628558108                  13D                          Page 2 of 22

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE CHAPMAN GROUP
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             0 (1)
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              505,115 (1)
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              0 (1)
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        5,505,115 (1)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,505,115 (1)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8% (2)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      OO
------------------------------------------------------------------------------
(1) The total number of shares of the Common Stock reported herein is 5,505,115. 135,115 shares are held by the Chapman Group trust. William J. Kettle is the trustee of the Chapman Group and his wife Adela Maria Kettle is the sole beneficiary of the Chapman Group. These 135,115 shares are in the name of William J. Kettle, Trustee of the Chapman Group. 5,370,000 shares are held in the name of William J. Kettle. Pursuant to an agreement with the Issuer, it was agreed that voting rights with regard to 5,000,000 shares would not be exercised by the reporting persons. The voting and dispositive power reported herein are deemed to be shared by the trust, trustee and beneficiary. The number of shares reported herein (5,505,115 shares) is as of the date of the event requiring filing, August 10, 2001, but does not account for any sales made on that day. See Item 5(c) below.

(2) The aggregate amount beneficially owned constitutes 13.8 % of the 39,770,854 shares reported outstanding as of July 6, 2001 in the Issuer's quarterly report filed on Form 10-QSB for the quarterly period ended May 31, 2001, which number was used for computations requiring the aggregate outstanding shares throughout this Schedule 13D.

CUSIP No. 628558108                  13D                          Page 3 of 22

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KETTLE, ADELA MARIA
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             0 (3)
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              505,115 (3)
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              0 (3)
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        5,505,115 (3)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,505,115 (3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8% (3)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------
(3) As sole beneficiary of the Chapman Group trust. Shares reported here are the same shares reported as beneficially owned by the Chapman Group and are held in the names of William J. Kettle and William J. Kettle, Trustee of the Chapman Group. (See Note 1).

CUSIP No. 628558108                   13D                          Page 4 of 22

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KETTLE, WILLIAM J.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             0 (4)
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              505,115 (4)
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              0 (4)
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        5,505,115 (4)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,505,115 (4)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8% (4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------
(4) Individually and as trustee of the Chapman Group trust. Shares reported here are the same shares reported as beneficially owned by the Chapman Group and Adela Maria Kettle. Such shares are held in the names of William J. Kettle and William J. Kettle, Trustee of the Chapman Group. (See Note 1).

                                  Schedule 13D

                                  INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.     Security and Issuer
------      -------------------

            Common Stock, Par Value $0.001 Per Share
            MYRIENT, INC.
            65 Enterprise
            Aliso Viejo, California 92656

Item 2.     Identity and Background
------      -----------------------

     (a)  Name:      The Chapman Group is a trust governed by the laws of
California. Adela Maria Kettle is the sole beneficiary of the trust. William J. Kettle is trustee.
     (b)  Address:   1700 E. Garry Avenue, #203, Santa Ana, California 92005
     (c)  Present principal occupation: N/A

     (a)  Name:      Kettle, Adela Maria
     (b)  Address:   1700 E. Garry Avenue, #203, Santa Ana, California 92005
     (c)  Present principal occupation: None


     (a)  Name:      Kettle, William J.
     (b)  Address:   1700 E. Garry Avenue, #203, Santa Ana, California 92005
     (c) Present principal occupation: Mr. Kettle is organizing a new business entity. It is contemplated that he will be the initial president of such entity.

     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: As to all Filing Parties, USA.


Item 3.     Source and Amount of Funds or Other Consideration
------      -------------------------------------------------

135,115 shares of Common Stock reported hereby represent the remaining shares held by the reporting persons immediately prior to the event requiring filing of this statement. Such shares were acquired as follows:

On October 24, 1994, the Chapman Group as the sole shareholder of STM Communications, Inc. ("STM"), received 7,500,000 shares in a merger transaction whereby Landmark International Inc. acquired all of the outstanding shares of STM.

As of December 28, 1997 and December 28, 1998, William J. Kettle was issued 4,000,000 shares (for an aggregate total of 8,000,000) and options to purchase 4,000,000 shares (for an aggregate total of 8,000,000) at the then current bid price of $.01 per share as settlement in lieu of unpaid wages in the amount of $60,000 for each of the years preceding such dates.

On August 8, 2000, William J. Kettle exercised options to purchase 1,000,000 shares at an exercise price of $0.03 per share using his personal funds.

On June 8, 2001, William J. Kettle transferred all shares of the issuer remaining in his name to the Chapman Group for no consideration

5,370,000 shares of Common Stock reported hereby were acquired as follows:

On August 10, 2001, an agreement between the issuer and the reporting persons was finalized. Pursuant to such agreement, William J. Kettle received 5,000,000 shares of Common Stock pledged as security and thereby extinguishing the issuer's obligations under a Secured Promissory Note in the amount of $2.2 million. In addition, the agreement provided that William J. Kettle receive 370,000 shares of Common Stock in payment of legal expenses incurred by the reporting persons.


Item 4.     Purpose of Transaction
------      ----------------------

As to all reporting Filing Parties, shares of the issuer acquired as an officer, as compensation or by exercise of options, or pursuant to the merger transaction with STM were acquired for investment purposes. The Filing Parties anticipate disposing of the issuer's securities by selling the issuer's securities in one or more transactions and in aggregate amounts exceeding 1% of the issuer's issued and outstanding common stock, by disposing of the issuers securities by charitable gift for no consideration in aggregate amounts exceeding 1% of the issuer's issued and outstanding common stock, or by a combination of such sales and gifts.


Item 5.     Interest in Securities of the Issuer
------      ------------------------------------

     (a)                   Aggregate number          Percentage
Chapman Group              5,505,115                 13.8%
Kettle, William J.         5,505,115 (5)             13.8% (5)
Kettle, Adela Maria        5,505,115 (5)             13.8% (5)

(5) The same shares listed for the Chapman Group directly above.

     (b)

Kettle, W.J. (6)
Sole power to vote or direct the vote:                          0
Shared power to vote or to direct the vote:               505,115
Sole power to dispose or to direct the disposition:             0
Shared power to dispose or to direct the disposition:   5,505,115

Kettle, Adela Maria (6)
Sole power to vote or direct the vote:                          0
Shared power to vote or to direct the vote:               505,115
Sole power to dispose or to direct the disposition:             0
Shared power to dispose or to direct the disposition:   5,505,115

The Chapman Group Trust (6)
Sole power to vote or direct the vote:                          0
Shared power to vote or to direct the vote:               505,115
Sole power to dispose or to direct the disposition:             0
Shared power to dispose or to direct the disposition:   5,505,115

(6) The shares described with reference to William J. Kettle are the same shares described with reference to each of the other Filing Persons. The voting and dispositive power are deemed herein to be shared by the trust, trustee and beneficiary. (See Note 1.)

     (c) Transactions effected during the past sixty days:

Sales of shares held in the name of either William J. Kettle or William J. Kettle, trustee of the Chapman Group for the sixty days prior to the date of the event requiring this filing (all sales were broker transactions):

Date              Shares sold       Price per share
----              -----------       ---------------
6/11/01           17,000            $0.23000
6/22/01           8,785             $0.20000
6/29/01           5,000             $0.20000
7/5/01            5,000             $0.16000
7/6/01            5,000             $0.16000
7/9/01            7,000             $0.16000
7/10/01           5,000             $0.17000
7/17/01           20,100            $0.15420
7/18/01           25,000            $0.11100
7/19/01           20,000            $0.10500
7/20/01           20,000            $0.10750
7/24/01           45,200            $0.13440
7/25/01           25,000            $0.14250
7/26/01           25,000            $0.14250
7/27/01           35,000            $0.15200
7/30/01           10,000            $0.13300
7/31/01           11,000            $0.12870
8/1/01            60,000            $0.15540
8/3/01            50,000            $0.17400
8/6/01            20,000            $0.20060
8/7/01            30,000            $0.20070

Sales by the Chapman Group after the date of the event requiring this filing through August 17, 2001 (all sales were broker transactions):

Date              Shares sold       Price per share
----              -----------       ---------------
8/10/01           17,300            $0.17100
8/13/01           15,000            $0.16780
8/14/01           25,000            $0.17240
8/16/01           30,000            $0.17810
8/17/01           20,000            $0.16150

     (d) Not applicable

     (e) Date ceased to be the beneficial owner of more than 5% of the class of security: Not applicable


Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

Except as set forth herein or in the exhibit attached hereto, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein. The Filing Parties agreed not to exercise the voting rights with regard to 5,000,000 shares pursuant to a Settlement Agreement and Mutual General Release in substantially the form attached hereto as an exhibit.

Item 7.     Material to be Filed as Exhibits
------      --------------------------------

         Exhibit - Settlement Agreement and Mutual General Release


                             Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 9-4-01

By: /s/ William J. Kettle
    _________________________
William J. Kettle

By: /s/ William J. Kettle
    _________________________
William J. Kettle, as Trustee of the Chapman Group

By: /s/ Adela Maria Kettle
_________________________
Adela Maria Kettle


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18U.S.C. 1001)

                                     EXHIBIT
                                     -------


               SETTLEMENT AGREEMENT AND MUTUAL GENERAL RELEASE
               -----------------------------------------------


            1.    PARTIES:  This Settlement Agreement and Mutual

General Release ("Agreement") is given as of July 24, 2001 by

William Kettle and Adela Maria Kettle (the "Kettles"), on the

one hand, and LMKI, Inc. ("LMKI"), Myrient, Inc. ("Myrient")

and Bryan Turbow ("Turbow"), on the other hand.  The term LMKI expressly includes and refers to LMKI and LMKI's officers,

directors, and employees.  The term Myrient expressly includes and refers to Myrient and Myrient's officers, directors, and employees.  The Kettles, LMKI, Myrient, and Turbow are referred to collectively as the "Parties" herein.


            2.    RECITALS AND TERMS:  This Agreement is made with

reference to the following facts:


                  2.1   Certain claims, demands, and differences

      have arisen between the Parties.


                  2.2   The Parties are involved in a two civil

      actions in the Superior Court of California, County of

      Orange, Central Judicial District: Kettle v. LMKI, Inc.,
                                         ---------------------
      et al., Case No. 01CC01736; and LMKI, Inc. v. Kettle, et
      ------                          ------------------------
      al., Case No. 01CC01315 (collectively, the "Actions").
      ---
      Case No. 01CC01736 alleges causes of action for breach of

      contract, foreclosure of a security interest, recovery of possession of personal property, conversion, and fraud,

      among other things, against LMKI and Turbow.  Case No.

      01CC01736 alleges causes of action for breach of a

      director's fiduciary duty, breach of an officer's

      fiduciary duty, negligence, intentional and negligent

      misrepresentation, accounting, unjust enrichment,

      conversion, trespass to chattles, and quantum meruit,

      among other things, against William Kettle, among others,

      and breach of an officer's fiduciary duty, negligence,

      accounting, conversion, trespass to chattles, and

      conspiracy against Adela Maria Kettle, among others.


                  2.3   The Parties now desire to settle and

      dispose of, fully and completely, any and all liabilities,

      claims, and causes of action heretofore or hereafter

      arising out of, connected with, or incidental to the

      dealings between the Parties to date, including but not

      limited to, all liabilities, claims, and causes of action

      heretofore or hereafter arising out of, connected with, or incidental the Kettles' employment with and resignation

      from LMKI, and/or the Parties' claims against one another

      as set forth in each of the Actions.  This Agreement is

      intended to encompass and fully settle the Parties' claims against one another in both Orange County Superior Court

      Case No. 01CC01315 and Orange County Superior Court Case

      No. 01CC01736.

            3.    AGREEMENT: In consideration of, and upon

execution of this Agreement, the Parties covenant and agree as follows:


                  3.1   William Kettle will be deemed to have

      foreclosed upon the five (5) million shares of LMKI common stock pledged as collateral to secure LMKI's obligations

      under the $2.2 million Secured Promissory Note (the

      "Note").  This will extinguish LMKI's obligations due

      under the Note and will ensure that the shares William

      Kettle receives are free and clear of any encumbrances,

      subject, however, to an on-going sale limitation for ten

      (10) percent shareholder affiliates according to

      Securities Exchange Commission requirements.  Kettle

      agrees to provide monthly transaction records consisting

      of all transaction confirmations and the portions of his

      monthly brokerage statements relating to any transaction

      in LMKI stock and the monthly statements for all accounts

      in which LMKI stock transfers are effected.  This

      limitation shall continue until such time as the Kettles

      transfer all of these 5 million shares.  Myrient also

      agrees to provide monthly reports to the Kettles on sales

      of stock of Toan Dinh and Turbow, if any.


                  3.2   William Kettle agrees that so long as he

      owns the five (5) million shares of LMKI common stock, he will not exercise his voting rights on such stock and LMKI will not recognize voting rights for this share

      certificate while beneficially owned by the Kettles.

      However, any subsequent purchaser of such stock will have

      all the rights of ownership, including, but not limited

      to, the right to freely vote these shares without any

      restrictions by LMKI.


                  3.3   William Kettle will file a Form 13-D with

      the Securities Exchange Commission listing his current

      ownership interest in Myrient within thirty (30) days of

      execution of this Agreement and thereafter as required by

      SEC regulations.


                  3.4   The Kettles will immediately receive

      370,000 shares of stock in LMKI, which will cover the

      Kettles' attorney fees incurred in connection with the

      Actions.


                  3.5   Myrient and its officers agree that no

      further stop notices will be placed on shares of stock

      currently or previously owned by the Kettles and that all

      remaining stop notices on shares of stock owned by the

      Kettles will be immediately removed.

                  3.6   The Parties will issue a joint press

      release upon signing this Agreement.  The Parties shall

      jointly participate in the drafting of such press release

      and all Parties shall approve the final press release

      prior to the issuing of the press release.  The joint

      press release shall be issued no later than August 6,

      2001.


                  3.7    As a further material inducement to the

      Parties to enter this Agreement, and as an indivisible

      part of the consideration to be received by the Parties

      for entering into this Agreement the Parties and each of

      them further agree that no party to this Agreement shall

      disparage any other party to this Agreement with respect

      to the terms of this Agreement and/or any conduct by any

      party to this Agreement which is the subject of one or

      both of the Actions.  Disparagement prohibited by this

      Agreement shall include both oral and written statements,

      including but not limited to internet postings.


                  3.8   Regarding claims for breach of this

      Agreement:  This Agreement irrevocably and forever

      extinguishes all of the claims listed herein, as described below, and such claims cannot be revived in any way,

      including but not limited to, by any alleged breach of

      this Agreement by the Parties. The Parties agree that their sole remedy for any such alleged breach shall be limited exclusively to sue on the contract for breach

      and/or specific performance.


                  3.9   The Parties will remove all press releases

      from any web sites they control which refer or relate in

      any way to the other Parties, with the exception of the

      joint press release approved by the Parties as part of

      this Agreement.  The Parties will remove all links on

      their web sites which refer or relate or link to web sites relating in any way to the other Parties, including, but

      no limited to, the log head link. The defendants will

      refrain from publishing or distributing in any manner any

      derogatory remarks concerning the Kettles in the future.


                  3.10  The Promissory Note between William Kettle

      and LMKI is a canceled as of the execution of this

      Agreement.  The Kettles shall mark "Canceled" on the face

      of the Promissory Note and deliver the marked original of

      the Note to LMKI forthwith.


                  3.11 The Kettles agree to continue to abide by

their obligations under their respective settlement agreements and/or the LMKI company confidentiality policies in existence during their service with LMKI to maintain the confidentiality of trade secrets and other confidential information of LMKI.

                  3.12  The Kettles agree to work in good faith to

assist in attempts to resolve the Speedsl litigation currently pending between Speedsl and Myrient.


            4.    RELEASE:
                  -------

                  4.1   The Kettles, on the one hand, and LMKI,

      Myrient, and Turbow, on the other hand, hereby release,

      remise, and forever discharge each other and each other's

      respective agents, employees, representatives,

      administrators, attorneys, insurers, lenders,

      shareholders, officers, directors, trustees, divisions,

      affiliates, partnerships, partners, joint venturers,

      parent corporations, subsidiary corporations, related

      corporations, assigns, heirs, successors in interest, and

      each of them, from any and all liabilities, claims, and

      causes of action, severance payments, charges, complaints,

      obligations, costs, losses, damages, injuries, attorney

      fees, and other legal responsibilities, of any form

      whatsoever, whether known or unknown, unforeseen,

      unanticipated, unsuspected, or latent, heretofore arising

      out of, connected with, or incidental to the dealings

      between the Kettles, on the one hand, and LMKI, Myrient,

      and Turbow, on the other hand, prior to the date of this

      Agreement, including without limitation on the generality

      of the foregoing, any and all liabilities, claims, or causes of action related to the Kettles' employment with and resignation from LMKI, and/or the Parties' claims in

      the Actions.


                  4.2   The Parties understand that there is a risk

      that, subsequent to the execution of this Agreement, the

      Parties may incur or suffer loss, damage, or injuries

      which are in some way caused by or related to the released matters, but which are unknown or unanticipated at the

      time of the execution of this Agreement.  Except as

      specifically provided in this Agreement, the Parties

      assume this risk and understand that this Agreement shall

      apply to all unknown or unanticipated results.  The

      Parties hereby waive the benefit of the provisions of

      Section 1542 of the Civil Code of the State of California,

      which provides as follows:


            "A general release does not extend to
            claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."



            5.    REPRESENTATIONS, WARRANTIES, AND COVENANTS: The

following representations, warranties, and covenants are all material and relied upon by the Parties in entering into this

Agreement.  Any liability arising out of any breach of the

following representations and warranties is not intended to be, nor should it be construed as being waived or released by any provision of this Agreement.


                  5.1   The Parties represent, warrant, and

      covenant that they entered into this Agreement upon the

      legal advice of their attorneys, who are the attorneys of

      their choice, and the terms of this Agreement have been

      completely read and explained by such attorneys, and such

      terms are fully understood and voluntarily accepted by the

      Parties.


                  5.2   The Parties represent, warrant, and

      covenant that they have not heretofore assigned or

      transferred to, or purported to assign or transfer to, any person not a party hereto, any of the claims or rights

      relating to or constituting the released matters.  The

      Parties further agree to indemnify, and hold harmless,

      each other from any claim or right relating to the

      released matters, which is based on or arises out of any

      such assignment or transfer, whether effective or not.


                  5.3   The Parties represent, warrant, and

      covenant that they have made such investigation of the

      facts pertaining to the settlement and this Agreement as

      they deem necessary.

                  5.4   The Parties represent, warrant, and

      covenant that each of the individuals who signs this

      Agreement on behalf of a corporation has the express

      authority and consent of such corporation to sign this

      Agreement on its behalf and to bind it to the terms of

      this Agreement.


                  5.5   The Parties represent, warrant, and

      covenant that they each assume the risk of any

      misrepresentation, concealment, false promise, or mistake.

      If any party should subsequently discover that any fact

      relied upon them in entering into this Agreement was

      untrue, or that any fact was concealed from them, or that

      their understanding of the facts or the law was incorrect,

      such party shall not be entitled to any relief in

      connection therewith, including without limitation on the

      generality of the foregoing, any alleged right or claim to set aside or rescind this Agreement.  This Agreement is

      intended to be and is final and binding between the

      Parties, regardless of any claim of misrepresentation,

      promise made without the intention to perform, concealment of fact, mistake of fact or law, or any other circumstance whatsoever.

            6.    MISCELLANEOUS:
                  -------------

                  6.1   This Agreement constitutes a single,

      integrated written contract expressing the entire

      agreement of the Parties.  There is no other agreement,

      written or oral, express or implied, between the Parties,

      or any of them, with respect to the subject matter hereof,

      except this Agreement.  This Agreement may only be

      modified by a writing signed by the Parties.


                  6.2   Each provision of this Agreement is

      separate, distinct, and severable from the others.  If any provision is held unenforceable, the rest of the Agreement shall be enforced to the greatest extent possible.


                  6.3   This Agreement shall be deemed to have been

      executed and delivered within the State of California, and the rights and obligations of the Parties hereunder shall

      be construed and enforced in accordance with and governed

      by the laws of the State of California.


                  6.4   All Parties have cooperated in the drafting

      and preparation of this Agreement.  Hence, in any

      construction to be made of this Agreement, the Agreement

      shall not be construed against any of the Parties.

                  6.5   This Agreement may be plead as a full and

      complete defense to, and the Parties hereby consent that

      it may be used as the basis for an injunction against, any action, suit, or other proceeding based on claims released by this Agreement.


                  6.6   In any dispute relating to this Agreement,

      the prevailing party shall be entitled to its attorney

      fees and costs.


                  6.7   This Agreement may be executed in any

      number of counterparts, each of which shall be deemed one

      and the same instrument.


                  6.8   This Agreement shall not effect any rights

      or obligations of third parties.


                                          LMKI, INC.
Date:             , 2001
      ------------

                              By:
                                  --------------------------------
                              Its:
                                  -------------------------------

                                    MYRIENT, INC.

Date:             , 2001
      ------------
                                    By:
                                        ----------------------------
                                    Its
                                        ----------------------------



                                          BRYAN L. TURBOW

Date:             , 2001
      ------------
                                    --------------------------------
                                              BRYAN L. TURBOW



                                    WILLIAM AND ADELA MARIA KETTLE

Date: ____________, 2001


                                    ---------------------------------
                                           WILLIAM KETTLE




Date: ____________, 2001


                                    ---------------------------------
                                          ADELA MARIA KETTLE

APPROVED AS TO FORM AND CONTENT:


Date: ____________, 2001

                                    KRING & BROWN



                                    By    _________________________________
                                                   TED A. CONNOR
                                                   Attorneys for
                                            LMKI, INC. & BRYAN TURBOW



Date: ____________, 2001

                                   SHEPPARD, MULLIN, RICHTER & HAMPTON
                                   LLP



                                   By    _________________________________
                                               ROBERT S. BEALL, II

                                                  Attorneys for
                                          WILLIAM & ADELA MARIA KETTLE